October 18, 2016

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Mail Stop 4546
Washington, D.C. 20549

Attention: Jim Rosenberg, Frank Wyman and Mary Mast

Re:	Zoetis, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K
Filed on August 3, 2016
File No. 001-35797

Dear Mr. Rosenberg:

We are submitting this letter in response to comments received by electronic mail dated October 7, 2016, relating to the above noted filings. The numbered paragraphs below correspond to the numbered comments in the letter and the Securities and Exchange Commission’s staff comments are presented in bold italics.

Form 10-K for the years ended December 31, 2015, Exhibits 31.1 and 31.2

1.
The introductory statement in paragraph 4 of the certifications should reference your internal controls pursuant to Rule 601(b)(31) of Regulation S-K. Please confirm that you will revise your Exhibits in your periodic reports, beginning with your Form 10-Q for the nine months ended September 30, 2016.

In response to the comment, we will revise as requested.

Form 8-K filed on August 3, 2016, Exhibit 99.1, page 7

1.	Your presentation of a full non-GAAP income statement on pages 7-8 and your presentations on pages 12-14 appear inconsistent with Question 102.10 of the Compliance & Disclosure

Interpretation issued on May 17, 2016. Please confirm that you will revise accordingly in your future earnings releases.

In response to the comment, we have provided an example of our prospective revisions in Attachment A to this response.

Should you have any additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (973)-822-7095 or, in her absence, Heidi Chen at (973)-443-2894.

Sincerely,

/s/ Colleen Cunningham
Colleen Cunningham
Senior Vice President - Controller

Cc:	Juan Ramon Alaix, Chief Executive Officer
Heidi Chen, General Counsel
Katherine Walden, Chief Governance Counsel
Glenn David, Chief Financial Officer
Rosemary DeVito, KPMG LLP

Attachment A

Example of updated page 7:
ZOETIS INC.
RECONCILIATION OF GAAP REPORTED TO NON-GAAP ADJUSTED INFORMATION
CERTAIN LINE ITEMS
(UNAUDITED)
(millions of dollars, except per share data)

	Quarter ended July 3, 2016
	GAAP Reported(a)	Purchase Accounting Adjustments	Acquisition- Related Costs	Certain Significant Items	Non-GAAP Adjusted(b)
Cost of sales(c)	$399	$(8)	$—	$(3)	$388
Gross profit	809	8	—	3	820
Selling, general and administrative expenses(c)	343	(2)	—	(10)	331
Research and development expenses(c)	88	—	—	—	88
Amortization of intangible assets(d)	22	(18)	—	—	4
Restructuring (benefits)/charges and certain acquisition-related costs	(21)	—	(2)	23	—
Other (income)/deductions–net	4	—	—	(6)	(2)
Income before provision for taxes on income	332	28	2	(4)	358
Provision for taxes on income	108	10	1	(7)	112
Net income attributable to Zoetis	224	18	1	3	246
Earnings per common share attributable to Zoetis–diluted(e)	0.45	0.04	—	—	0.49

	Quarter ended June 28, 2015
	GAAP Reported(a)	Purchase Accounting Adjustments	Acquisition- Related Costs	Certain Significant Items	Non-GAAP Adjusted(b)
Cost of sales(c)	$427	$(3)	$—	$(18)	$406
Gross profit	748	3	—	18	769
Selling, general and administrative expenses(c)	379	—	—	(36)	343
Research and development expenses(c)	84	(1)	—	—	83
Amortization of intangible assets(d)	15	(11)	—	—	4
Restructuring charges and certain acquisition-related costs	266	—	(3)	(263)	—
Other (income)/deductions–net	2	—	(1)	(2)	(1)
Income before provision for taxes on income	(27)	15	4	319	311
Provision for taxes on income	9	3	—	82	94
Net income/(loss) attributable to Zoetis	(37)	12	4	237	216
Earnings/(loss) per common share attributable to Zoetis–diluted(e)	(0.07)	0.02	0.01	0.47	0.43

(a)
The condensed consolidated statements of income present the three months ended July 3, 2016, and June 28, 2015. Subsidiaries operating outside the United States are included for the three months ended May 29, 2016 and May 24, 2015.

(b)
Non-GAAP adjusted net income and its components and non-GAAP adjusted diluted EPS are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS. Despite the importance of these measures to management in goal setting and performance measurement, non-GAAP adjusted net income and its components and non-GAAP adjusted diluted EPS are non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, non-GAAP adjusted net income and its components and non-GAAP adjusted diluted EPS (unlike U.S. GAAP net income and its components and diluted EPS) may not be comparable to the calculation of similar measures of other companies. Non-GAAP adjusted net income and its components, and non-GAAP adjusted diluted EPS are presented solely to permit investors to more fully understand how management assesses performance.

(c)	Exclusive of amortization of intangible assets, except as discussed in footnote (d) below.

(d)
Amortization expense related to finite-lived acquired intangible assets that contribute to our ability to sell, manufacture, research, market and distribute products, compounds and intellectual property is included in Amortization of intangible assets as these intangible assets benefit multiple business functions. Amortization expense related to finite-lived acquired intangible assets that are associated with a single function is included in Cost of sales, Selling, general and administrative expenses or Research and development expenses, as appropriate.

(e)	EPS amounts may not add due to rounding.
Certain amounts may reflect rounding adjustments.

3 |

Example of updated page 12:
ZOETIS INC.
ADJUSTED SELECTED COSTS, EXPENSES AND INCOME (a)
(UNAUDITED)
(millions of dollars)

	Second Quarter		% Change
	2016	2015	Total	Foreign Exchange	Operational(b)
Adjusted cost of sales	$388	$406	(4)%	—	(4)%
as a percent of revenue	32.1%	34.6%	NA	NA	NA
Adjusted SG&A expenses	331	343	(3)%	(2)%	(1)%
Adjusted R&D expenses	88	83	6%	(1)%	7%
Adjusted net income attributable to Zoetis	246	216	14%	(8)%	22%

	Six Months		% Change
	2016	2015	Total	Foreign Exchange	Operational(b)
Adjusted cost of sales	$766	$791	(3)%	(2)%	(1)%
as a percent of revenue	32.3%	34.7%	NA	NA	NA
Adjusted SG&A expenses	631	663	(5)%	(4)%	(1)%
Adjusted R&D expenses	177	163	9%	(2)%	11%
Adjusted net income attributable to Zoetis	485	423	15%	(10)%	25%

(a)
Adjusted cost of sales, adjusted selling, general, and administrative (SG&A) expenses, adjusted research and development (R&D) expenses, and adjusted net income attributable to Zoetis (non-GAAP financial measures) are defined as the corresponding reported U.S. generally accepted accounting principles (GAAP) income statement line items excluding purchase accounting adjustments, acquisition-related costs, and certain significant items. Reconciliations of certain reported to adjusted information for the three and six months ended July 3, 2016, and June 28, 2015, are provided in the materials accompanying this report. These adjusted income statement line item measures are not, and should not be viewed as, substitutes for the corresponding U.S. GAAP line items. For the corresponding GAAP line items, see Condensed Consolidated Statements of Operations and Reconciliation of GAAP Reported to Non-GAAP Adjusted Information.

(b)	Operational growth (a non-GAAP financial measure) is defined as growth excluding the impact of foreign exchange.

Example of updated page 13:
ZOETIS INC.
2016 GUIDANCE

Selected Line Items (millions of dollars, except per share amounts)	Full Year 2016
Revenue	$4,800 to $4,900
Operational growth(a)	3% to 5%
Adjusted cost of sales as a percentage of revenue(b)	Approximately 33%
Adjusted SG&A expenses(b)	$1,290 to $1,330
Adjusted R&D expenses(b)	$360 to $380
Adjusted interest expense and other (income)/deductions(b)	Approximately $170
Adjusted EBIT margin(b)	31% to 32%
Effective tax rate on adjusted income(b)	Approximately 32%
Adjusted diluted EPS(b)	$1.86 to $1.93
Adjusted net income(b)	$930 to $965
Operational growth(a)(c)	10% to 14%

This guidance reflects foreign exchange rates as of late July 2016.
Reconciliations of 2016 reported guidance to 2016 adjusted guidance follows:

(millions of dollars)	Cost of sales as a % of revenue	SG&A expenses	R&D expenses	Interest expense and other (income)/deductions
Reported	~XX%	$X,XXX - $X,XXX	$XXX - $XXX	~$XXX
Purchase accounting adjustments	~X%	$XX	$XX	~$XX
Certain significant items(d) and acquisition-related costs	~X%	$XX	$XX	~$XX
Adjusted(b)	~33%	$1,290 - $1,330	$360 - $380	~$170

(millions of dollars, except per share amounts)	Net income	Diluted EPS	EBIT margin	Effective tax rate
Reported	~$760 - $815	~$1.52 - $1.63	XX% - XX%	~XX%
Purchase accounting adjustments	~60	~0.12	X%	X%
Certain significant items(d) and acquisition-related costs	~90 - 110	~0.18 - 0.22	X%	X%
Adjusted(b)	~$930 - $965	~$1.86 - $1.93	31% - 32%	~32%

(a)	Operational growth (a non-GAAP financial measure) excludes the impact of foreign exchange.

(b)
Adjusted net income and its components and adjusted diluted EPS are defined as reported U.S. generally accepted accounting principles (GAAP) net income and its components and reported diluted EPS excluding purchase accounting adjustments, acquisition-related costs and certain significant items. Adjusted cost of sales, adjusted selling, general and administrative (SG&A) expenses, adjusted research and development (R&D) expenses, adjusted interest expense and adjusted other (income)/deductions are income statement line items prepared on the same basis, and, therefore, components of the overall adjusted income measure. Adjusted earnings before interest and taxes (EBIT) is defined as reported EBIT excluding purchase accounting adjustments, acquisition-related costs and certain significant items. Despite the importance of these measures to management in goal setting and performance measurement, adjusted net income and its components and adjusted diluted EPS are non-GAAP financial measures that have no standardized meaning prescribed by U.S. GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, adjusted net income and its components and adjusted diluted EPS (unlike U.S. GAAP net income and its components and diluted EPS) may not be comparable to the calculation of similar measures of other companies. Adjusted net income and its components and adjusted diluted EPS are presented solely to permit investors to more fully understand how management assesses performance. Adjusted net income and its components and adjusted diluted EPS are not, and should not be viewed as, substitutes for U.S. GAAP net income and its components and diluted EPS.

(c) We do not provide a reconciliation of forward-looking non-GAAP adjusted net income operational growth to the most directly comparable GAAP Reported financial measure because we are unable to calculate with reasonable certainty the foreign exchange impact of unusual gains and losses, acquisition-related expenses, potential future asset impairments and other certain significant items, without unreasonable effort. The foreign exchange impact of these items is uncertain, depends on various factors, and could have a material impact on GAAP Reported results for the guidance period.

(d)
Primarily includes certain nonrecurring costs related to restructuring, net gains/losses on sales of assets, and other charges for the operational efficiency initiative and supply network strategy, becoming an independent public company, such as the creation of standalone systems and infrastructure, site separation, new branding (including changes to the manufacturing process for required new packaging), and certain legal registration and patent assignment costs.